EXHIBIT 4.27

Ref:	Commercial Banking
(CARM Serial No. 031022)

CONFIDENTIAL

Pentalpha Hong Kong Ltd

21/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

4 November 2003

Attn: Mr John C K Sham

Dear Sirs

BANKING FACILITIES

A/C 500-445929/004-821377

With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facilities and offer a renewal within the following limits which will he made available on the specific terms and conditions outlined below. These facilities are subject to review at any time and, in any event by 15 October 2004, and also subject to our overriding right of suspension, withdrawal and repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

Overdraft	HKD4,500,000.-@

Interest on the overdraft facility will continue to be charged on daily balances at 1% per annum over our best lending rate, (currently 5% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your current account.

@ The above Overdraft facility of HKD4,500,000.- can be fully switchable to Export (DA) Facilities and within which HKD2,000,000.- is also switchable as Clean Cheque Purchase Limit.

Clean Cheque Purchase Limit	@

To purchase foreign currency cheques and drafts in your favour (with recourse to you)

Export Facilities	HKD9,000,000.-

Purchase of D/P bills on approved drawees

Within which	(HKD9,000,000.-)

D/A bills on approved drawees up to 90 days

Packing Credit	HKD8,000,000.-

Up to 70% of valid export Documentary Credits in your favour deposited with us and within 90 days ahead of the shipment date.

Interest on this facility will continue to be charged on a daily basis at 1% per annum over our best lending rate, (currently 5% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your current account.

Import Facilities	HKD25,000,000.-

Documentary Credit to your suppliers and Import Loan Facilities in either 1-IK Dollars or Foreign Currency for up to 90 days, less any usance/credit periods granted by your suppliers.

Within which, aggregate of the following sub-limits should not exceed	(HKD22,000,000: )

i) Sub-limit for goods under your control and/or Trust Receipts	(HKD22,000,000.-)

ii) Sub-limit for Clean Import Loan	(HKD22,000,000.-)

Terms and conditions are as below: -
Drawdown	:	In sums of I-IKD200,000: or over against related suppliers’ invoices.
Interest	:	At our best lending rate, (currently 5% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your current account.
Repayment	:	90 days after drawdown to the debit of your current account.

Interest on HKD import loans will continue to be charged on daily balances at our best lending rate, (currently 5% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your current account.

Interest on foreign currency import loans will be charged on a daily basis at the prevailing interest rates, published by us as Trade Finance Rates, subject to fluctuation at our discretion.

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the drawee is considered by us to be unacceptable and/or if the transaction in question does not meet our operational requirements in respect of these facilities.

Please note that the above Import/Export Facilities carry the following concessionary rates:

Import Facilities.:

DC Opening Commission :-
- First USD50,000.-	1/4% (min. HKD500)
- Balance in excess of USD50,000:	1/16%

Export Facilities:

1) Commission in Lieu of Exchange (CILE) and HKD Bill Commission :
- For the first USD50,000:	1/4%
- Balance in excess of USD50,000:	1/8%

2) Commission on DC/non-DC collection bills:
- For the first USD50,000.-	1/8% (min. HKD300)
- Balance in excess of USD50,000:	1/16%

3) Commission on OBN (without recourse):-
- For the first USD50,000.-	1/8% (nun. HKD350)
- Balance in excess of USD50,000.-	1/16%

4) Commission on OBN (with recourse):-
- For the first USD50,000.-	1/4% (nun. HKD350)
Balance in excess of USD50,000.-	1/8%

Corporate Card Limit	HKD250,000.-

at our Card Centre

(The terms and conditions governing the Corporate Card Facility are detailed in our HSBC Corporate Card Programme Employer’s Participation Agreement dilly signed by you).

Accrual of Interest and Other Sums

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Interest will be payable on sums which are overdue or overlimit (as well as amounts demanded and not paid) in respect of all or any of these facilities and such interest is the same as that charged by us from time to time on unauthorized overdrafts. Such interest will be payable monthly in arrears to the debit of your Current Account.

Security.

As security, we continue to hold:-

i)	an Unlimited Corporate Guarantee dated 18 June 2002 from Global-Tech Appliances Inc. together with board resolution dated 18 June 2002 authorizing its issuance.

ii)	a Negative Pledge dated 26 March 2003 from Global-Tech Appliances Inc.

Please also note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

A review fee of HKD15,000: will be charged to the debit of your current account upon receipt of your acceptance to these facilities.

Please arrange for the authorized signatories of your company, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter to signify your confirmation as to the correctness of the security held, and your continued understanding and acceptance of the terms and conditions under which these facilities are granted.

These facilities will remain open for acceptance until the close of business on 25 November 2003 and if not accepted by that date will be deemed to have lapsed.

We are pleased to be of continued assistance

Yours faithfully

/s/ James Mok
James Mok Relationship Manager

Encl